ADYNXX, INC.

100 Pine Street, Suite 500

San Francisco, California 94111

March 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

RE:	Adynxx, Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-232169

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Adynxx, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-232169) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on June 17, 2019.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, John T. McKenna of Cooley LLP at (650) 843-5059, or in his absence, Milson Yu at (650) 843-5296.

Sincerely,

Adynxx, Inc.

By:	/s/ Rick Orr
Name: Rick Orr
Title: President and Chief Executive Officer

cc:	Julien Mamet, Adynxx, Inc.

Laura Berezin, Cooley LLP

John T. McKenna, Cooley LLP

Milson C. Yu, Cooley LLP